24000958

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 2 8 2024
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Clayton Williams & Sherwood Investments

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14 Corporate Plaza Drive Suite 210
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Ruggles	949-698-1039	mruggles@cwscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BakerTilly US, LLP
(Name – if individual, state last, first, and middle name)

66 Hudson Blvd E, Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Ruggles, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clayton Williams & Sherwood Investments, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ERIKA VAZQUEZ
Notary Public - California
Orange County
Commission # 2362557
My Comm. Expires Jun 25, 2025

Signature: [signature]

Title:
Chief Compliance Officer

Erika Vazquez
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Clayton, Williams &
Sherwood Investments, Inc.

Financial Statements and
Supplemental Information

As of and for the Year Ended
December 31, 2023

(With Report of Independent
Registered Public Accounting
Firm)

INDEX TO FINANCIAL STATEMENTS

bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Clayton, Williams & Sherwood Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clayton, Williams & Sherwood Investments, Inc. (the Company) as of December 31, 2023, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 (the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

Baker Tilly US, LLP

New York, New York
February 26, 2024

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Assets:		
Cash and cash equivalents	$	84,371
Other receivable		798
Total assets	$	85,169

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	31,063
Total liabilities		31,063
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, no par value; 1,000 shares authorized; 800 shares issued and outstanding		8,000
Additional paid-in capital		402,909
Accumulated deficit		(356,803)
Total stockholders' equity		54,106
Total liabilities and stockholders' equity	$	85,169

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2023

REVENUE	
Fees from Related Party	$ 1,587,558
Total revenue	1,587,558
EXPENSES	
Compensation and Benefits	1,193,603
Professional Fees	132,245
Management and Allocated Corporate Overhead	63,977
Marketing and Advertising	103,573
Regulatory Fees and Expenses	58,142
Occupancy and Equipment	37,195
Technology and Communications	5,663
Total expenses	1,594,398
NET LOSS	$ (6,840)

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2023

	Common Stock		Additional		Total
	Shares	Amount	Paid-In Capital	Accumulated Deficit	Stockholders' Equity
BALANCE–January 1, 2023	800	$8,000	$402,909	($349,963)	$60,946
Net Loss	-	-	-	($6,840)	($6,840)
BALANCE–December 31, 2023	800	$8,000	$402,909	($356,803)	$54,106

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(6,840)
Changes in operating assets and liabilities:		
Other receivable		6,588
Accounts payable and accrued liabilities		2,144
Net cash used in operating activities		1,892
NET INCREASE IN CASH		1,892
CASH and CASH EQUIVALENTS – beginning of year		82,479
CASH and CASH EQUIVALENTS – end of year	$	84,371

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Clayton, Williams & Sherwood Investments, Inc. (the "Company") is a California corporation organized on October 4, 1988. The Company was organized to sell interests in limited partnerships that invest in real estate activities. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934, to operate as a broker and dealer. The Company generally operates as an introducing broker and does not hold funds or securities for or owe any money or securities to customers, and does not carry any accounts on behalf of or for the benefit of customers. As such, it has no possession or control obligations under SEA Rule 15-c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) and accordingly, is exempt from the remaining provisions of this Rule 15c3-3 of the Securities Exchange Act of 1934.

On January 1, 2010, the Company entered into an Expense Sharing Agreement ("the Agreement") with CWS Apartment Homes LLC, a Delaware limited liability company ("CWS Apartments"), and Steven J. Sherwood, an individual ("Stockholder"), in which the Company and CWS Apartments agreed to share expenses that jointly benefit both the Company and CWS Apartments. The expenses shall be allocated in a reasonable manner that reflects the related benefits received by each of the Company and CWS Apartments. The Company and CWS Apartment Homes conducted a review of its methodology and allocation percentages outlined in the original Agreement. The review resulted in a revision to the allocation and a new Agreement was executed on November 15, 2021. In connection with this Agreement, CWS Apartments also agreed to pay to the Company a fee equal to the benefit accruing to CWS Apartments as a result of the Company's business efforts. Such fees from affiliate will be determined from time to time in good faith by both parties. During the year ended December 31, 2023, such fees from affiliate amounted to $1,587,558 and represented 100% of the Company's revenue.

Management believes that fees from affiliate recognized and collected in connection with the expense sharing agreement discussed above will be sufficient to cover the Company's future expenses. Additionally, the Stockholder agreed in connection with the aforementioned agreement that, from time to time, he will provide the Company sufficient operating capital to (a) allow the Company to pay its ongoing administrative expenses and (b) ensure that the Company meets all applicable minimum net capital requirements. As such, management concluded that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern as of the date of the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. Cash primarily consists of interest-bearing and noninterest-bearing demand deposit accounts.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of December 31, 2023.

During the year ended December 31, 2023, all revenues of the Company were received from CWS Apartments in accordance with the Agreement discussed in Note 1.

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of the Company's significant financial instruments including cash, other receivable, accounts payable and accrued liabilities approximate their fair value as of December 31, 2023, based on their relatively short-term nature.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

In the opinion of management, the fair value of due to and from related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2023 did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Revenue Recognition

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company recognizes fees from related party in accordance with the Agreement discussed in Note 1 when such fees are earned and the related services are performed.

Other Receivable

The other receivable balance resulted from previously over-paid professional service expenses in the amount of $32,095 to an unrelated party. This balance will be recovered as a reduction of referral fees in the amount of $549 per month. A total of $4,942 was recovered against this balance in 2019 and $6,588 for 2020 and each subsequent year. The amount is non-interest bearing and there were no losses associated with this receivable during 2023.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Receivable (continued)

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

This receivable is measured at amortized cost basis that is not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the receivable as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. No credit losses are expected over the life of the other receivable.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Income Taxes

The Company is subject to US federal income tax as well as income tax of the state of California. The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes.* ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

First, the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2023, the Company has no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions.

3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). Under this rule, the Company is required to maintain "minimum net capital" of $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. As of December 31, 2023, the Company was in compliance with Rule 15c3-1 with net capital of $53,308 and ratio of aggregate indebtness of 3.37 to 1.

4. STOCKHOLDERS' EQUITY

The Company is authorized to issue 1,000 shares of common stock with no par value. At inception, two principal officers of the Company each purchased 400 shares of common stock for $4,000 each. From inception through the year ended December 31, 2023, these stockholders have made net contributions of $402,909 to additional paid-in capital.

5. RELATED PARTY TRANSACTIONS

In connection with the Agreement discussed in Note 1, the Company received fees from CWS Apartments and the Stockholder in the amount of $1,587,558 during the year ended December 31, 2023. In addition, CWS Apartments allocated $1,517,101, based on expenses incurred on behalf of the Company, professional fees, general and administrative, licenses and fees, and other non-operating expenses to the Company for the year ended December 31, 2023, all of which are included in the accompanying statement of operations. As of December 31, 2023, the amounts due to and due from CWS Apartments were $148,604, respectively, and presented net in the accompanying financial statements, with right of offset.

6. COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations. Currently, the Company is not aware of any active commitments and contingencies as of December 31, 2023.

7. INCOME TAXES

During the year ended December 31, 2023, the Company paid $800 for California franchise taxes. Such amount is included in Management and Allocated Corporate Overhead in the accompanying statement of operations.

As of December 31, 2023, the Company had a deferred tax asset of approximately $38,559 related to net operating loss and charitable contribution carryforwards, which has been entirely offset by a valuation allowance.

As of the date of this report, the Company had three and four years of tax returns still open for audit for federal and state purposes, respectively.

The Company has recorded a valuation allowance equal to its net deferred tax assets. The Company believes that the valuation allowance is necessary as it is more likely than not that the net deferred tax assets will not be realized in the foreseeable future because of uncertainties relating to future taxable income, in terms of both its timing and its sufficiency, which would enable the Company to realize the deferred tax assets.

As of December 31, 2023, the Company had net operating loss and charitable contribution carryforwards of approximately $152,000 and $74,600 for federal and California income tax purposes, respectively. These loss carryforwards may be used to offset future taxable income and expire at various times through 2024, if not fully utilized by then. Utilization is dependent on generating sufficient taxable income prior to expiration of the tax loss carryforward.

The Company's income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations too many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying financial statements could be changed at a later date upon .final determination by taxing authorities. No such examinations by taxing authorities are presently in process.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2024, the date the financial statements were issued. The Company has concluded that no events have occurred subsequent to December 31, 2023 that require consideration as adjustments to or disclosure in its financial statements.

SUPPLEMENTARY INFORMATION

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
As of and for the Year Ended December 31, 2023

NET CAPITAL		
Total stockholders' equity from statement of financial condition	$	54,106
Less: Non-allowable assets		(798)
Net capital	$	53,308
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	11,978
Minimum dollar net capital required for reporting broker/dealer	$	5,000
Net capital requirement (greater of above)	$	11,978
Excess net capital (regulatory net capital less net capital requirement)	$	41,330
AGGREGATE INDEBTEDNESS	$	179,667
Ratio of aggregate indebtedness to net capital		3.37-to-1

There are no material differences between the above computation and the computation included with the Company's FOCUS II Form X-17A-5 as of December 31, 2023.

The accompanying notes are an integral part of these financial statements.

EXEMPTION REPORT

bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Clayton, Williams & Sherwood Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Clayton, Williams & Sherwood Investments, Inc. identified that Clayton, Williams & Sherwood Investments, Inc. will not claim an exemption for SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, (2) Clayton, Williams & Sherwood Investments, Inc. stated that, during the reporting period, Clayton, Williams & Sherwood Investments, Inc. (i) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) and (3) Clayton, Williams & Sherwood Investments, Inc. stated that Clayton, Williams & Sherwood Investments, Inc. met the identified exemption provisions throughout the year ended December 31, 2023 without exception. Clayton, Williams & Sherwood Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Clayton, Williams & Sherwood Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, New York
February 26, 2024

CWS

INVESTMENTS

MEMBER FINRA, SIPC

15c3-3 Exemption Report

For the period of 01/01/2023 to 12/31/2023

Background

On July 30th, 2013 the U.S. Securities and Exchange Commission (the "Commission") amended certain reporting, audit, and notification requirements for broker-dealers registered with the Commission. Among other things, under the amendments, broker-dealers must file one of two new reports with the Commission annually – either a compliance report if the broker-dealer did not claim it was exempt from Rule 15c3-3 under the Securities Exchange act of 1934 ("Exchange Act") through the broker-dealer's fiscal year or an exemption report if the broker-dealer did claim it was exempt from Rule 15c3-3 throughout the fiscal year. A broker-dealer must file with the exemption report a report prepared by its independent public accountant based on a review of the exemption report. The examination and review, as well as the audit of the financial statements, must be conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). This report was created to ensure Clayton, Williams & Sherwood Investments, a California Corporation registered with the SEC as a broker dealer ("CWS Investments" or "CWSI") remains compliant with SEC requirements.

Update – CWSI's membership agreement was updated on September 3rd, 2020 to accurately reflect the firm does not rely on a specific provision of Rule 15c3-3. This change was prompted by a conversation with a FINRA coordinator and accurately reflects the business model of CWS Investments.

1). Exemption Provision Statement

Clayton, Williams & Sherwood Investments (DBA CWS Investments) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. CWS Investments does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. CWS Investments is filing this Exemption Report Relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer and not to CWS Investments, (2) Participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and CWS Investments (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than checks received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the checks are payable to the issuer and not CWSI; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except, if applicable as described below.

2). Exemption Compliance		
	Yes	No
Did CWSI meet the identified exemption provision throughout the fiscal year without exception?	☒	☐*

*if exceptions existed complete item 3 below

3). Exception Details	
Nature of exception	Date exception occurred
I. None / not applicable	N/A
II. None / not applicable	N/A
III. None / not applicable	N/A

Acknowledgement			
The undersigned president, Chief Executive Officer (CEO) or other authorized representative in addition to the designated FINOP hereby confirm the representations described above.			
Signature of CEO or authorized executive: [signature]	Date 2/26/2024	Signature of FINOP: [signature]	Date 2/26/2024
Printed name: Steve Sherwood		Printed Name: Mark Ruggles	

AGREED-UPON PROCEDURES

bakertilly

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

To the Stockholders of
Clayton, Williams & Sherwood Investments, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Clayton, Williams & Sherwood Investments, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly US, LLP

New York, New York
February 26, 2024

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 2023

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CLAYTON WILLIAMS & SHERWOOD INVESTMENTS
CWS INVESTMENTS
14 CORPORATE PLAZA DR STE 210
NEWPORT BEACH CA 92660-7928

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARK RUGGLES (949) 698-1039

2. A. General Assessment (item 2e from page 2) $ 105.69

B. Less payment made with SIPC-6 filed (**exclude interest**) (50.64)
08/04/2023
Date Paid

C. Less prior overpayment applied (56.71)

D. Assessment balance due or (overpayment) (1.66)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (1.66)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ ______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CWS Investments
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of January , 20 24 .

CCO / COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2023
and ending 12/31/2023

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $1,587,558

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

*Dollar-for-dollar reimbursement from parent / subsidiary — 1,517,101

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $70,457

2e. General Assessment @ .0015 — $105.69

(to page 1, line 2.A.)